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                             May 15, 2020

       Thomas Wilkinson
       Chief Executive Officer
       Sonim Technologies, Inc.
       6836 Bee Cave Road
       Building 1, Suite 279
       Austin, Texas 78746

                                                        Re: Sonim Technologies,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on May
11, 2020
                                                            CIK No. 1178697

       Dear Mr. Wilkinson:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sherry
Haywood, Staff Attorney at (202) 551-3345 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing